FOR MORE INFORMATION:
Haris Tajyar
Managing Partner
Investor Relations International
818-382-9702
htajyar@irintl.com

FOR IMMEDIATE RELEASE
JUNE 28, 2007
LJ INTERNATIONAL EXTENDS FILING DATE FOR FORM 20-F FOR 2006
Company Expects to Report 4Q06 and Conduct Conference Call on or Before July 16
HONG KONG and LOS ANGELES—June 28, 2007 — LJ International, Inc. (“LJI”) (Nasdaq/GM: JADE) today announced that it will be filing an extension for filing its report on Form20-F for the latest fiscal year ended December 31, 2006. The Company noted that the filing delay was due in part to the process of changing independent accountants, an action announced on June 1, 2007. Accordingly, LJI expects to file its Form 20-F for 2006 and to report its financial results and its conference call to discuss the Company’s fourth quarter and full year 2006 on or before the extended SEC filing deadline of July 16, 2007.
To be added to LJI’s investor lists, please contact Haris Tajyar at htajyar@irintl.com or at 818-382-9700.
About LJ International
LJ International Inc. (“LJI”) (Nasdaq/GM: JADE), based in Hong Kong and the U.S., is engaged in the designing, branding, marketing and distribution of a full range of jewelry. It has built its global business, currently one of the fastest-growing in the jewelry industry, on a vertical integration strategy and an unwavering commitment to quality and service. LJI distributes to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through its ENZO national jewelry chain stores. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.
Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future revenues. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and revenues of new products and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.
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